ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

July 25, 2005	William M. Shields(617) 951-7821
wshields@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Max A. Webb/Rolaine Bancroft – Legal

                  Cari Kerr/Michael Fay – Accounting

Re:	SEC Comment Letter dated July 14, 2005
Loews Cineplex Entertainment Corporation
Registration Statement on Form S-4 (File No. 333-124111)

Ladies and Gentlemen:

On behalf of Loews Cineplex Entertainment Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 2 to the above-referenced Registration Statement on Form S-4. A copy of this Amendment to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This Amendment revises Amendment No. 1 to the above referenced Registration Statement in response to the comment letter from Max A. Webb of the Commission to John J. Walker of the Company dated July 14, 2005.

For your convenience, the Company is providing to the staff four (4) typeset copies of Amendment No. 2 to the Registration Statement, which have been marked to indicate the changes from Amendment No. 1 to the Registration Statement filed with the Commission on June 29, 2005. For reference purposes, your comments as reflected in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Prospectus Summary, page 1

Recent Developments, page 3

1.	Please revise to briefly describe the change of control repurchase offer.

Response:	We added the requested information about the change of control repurchase offer.

2.	Please revise your disclosure here to briefly describe how you expect the merger will affect the guarantees related to the Exchange notes as well as obligations of AMC. We note your disclosure on page 16, the last paragraph of the risk factor titled “Our level of indebtedness…”

Response:	We added the requested information about the merger’s effect on the guarantees and obligations.

3.	Please revise to disclose when you expect the merger to close.

Response:	We added the requested information about when the merger is expected to close.

Risk Factors, page 15

Our ability to generate sufficient cash flow, page 19

4.	We note your revisions made in response to prior comment 10. Please revise this subheading to state the risk to investors that you discuss in the text.

Response:	We revised the subheading to identify the risk associated with not generating sufficient cash flow.

We may not be able to fulfill our repurchase obligations, page 16

5.	Please create two separate risk factors to reflect the different risks discussed in the text. In one risk factor, please discuss the risk that any change of control would constitute a default under your senior secured credit facility. In the other risk factor, please discuss the risk that you may not have available funds to pay the change of control purchase price and that none of the holders of the notes may receive the change of control purchase price for their notes. Please revise your subheadings accordingly.

Response:	We separated the two risks and revised our subheadings and text accordingly.

The Exchange Offer, page 35

Terms of the Exchange Offer, page 36

6.	We note your response to prior comment 17 and reissue. Please revise to indicate that you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please refer to Section II.C. of Exchange Act Release No. 43069 (July 31, 2000) and Footnote 70 of Exchange Act Release No. 23421 (July 11, 1986).

Response:	We revised the terms of the exchange offer in accordance with the indicated releases.

Exhibit 5.1

7.	We note your response to prior comment 33. Please file the supporting legal opinions for the remaining New Jersey guarantor with your next amendment.

Response:	We have filed a supporting legal opinion of Ballard Spahr Andrews & Ingersoll for the remaining New Jersey guarantors.

Exhibit 5.2

8.	Please refer to page 2. Assuming that Loews Bristol and Loews Connecticut have received adequate consideration is an impermissible statement that qualifies your opinion. Please revise.

Response:	The supporting legal opinion has been revised to reflect the requested change.

9.	Please refer to page 2. Delete qualification number 2. You are entitled to rely on certificates from officers as to facts, but you may not limit the opinion to subjective knowledge of particular attorneys.

Response:	The supporting legal opinion has been revised to remove the reference to the attorneys’ subjective knowledge from qualification 2 and accordingly modify a statement about the bases of the opinion.

10.	Also remove the reference to your knowledge and experience in numbered opinion 4.

Response:	The supporting legal opinion has been revised to reflect the requested change.

11.	Please refer to page 2. Stating that your opinions relate only to the “Organization and Authorization Documents” listed in Schedule B of the letter is an impermissible statement which qualifies your opinion. Please revise.

Response:	The supporting legal opinion has been revised to reflect the requested change.

12.	Please refer to page 3. Please omit the last sentence of the second to last paragraph that begins with “Except as expressly set forth above . . .” You may not limit reliance on the opinion.

Response:	The supporting legal opinion has been revised to reflect the requested change.

13.	Please refer to page 3. Please omit the first sentence of the last paragraph or refile the opinion dated the date of effectiveness.

Response:	The supporting legal opinion has been revised to reflect the requested change.

Exhibit 5.3

14.	Please refer to page 2. Please omit the last paragraph. It is inappropriate to qualify your opinion by stating that you are not familiar with the Issuer’s or Guarantors’ legal affairs or regulatory regimes.

Response:	The supporting legal opinion has been revised to reflect the requested change.

15.	Please refer to page 3, section III.A. Stating that your opinion is based solely on review of the State Good Standing Certificate is an impermissible statement which qualifies your opinion. Please revise.

Response:	The supporting legal opinion has been revised to reflect the requested change.

16.	Please refer to page 4. Please delete qualification D. Also delete qualification E. You are entitled to rely on officer’s certificates as to fact if it seems prudent to do so.

Response:	The supporting legal opinion has been revised to reflect the requested change.

17.	Please refer to page 4, qualification F, “No Duty to Supplement or Update Opinion.” Please omit this section or refile the opinion dated the date of effectiveness.

Response:	The supporting legal opinion has been revised to reflect the requested change.

Exhibit 5.6

18.	Please refer to page 2. Please delete the second paragraph.

Response:	The supporting legal opinion has been revised to reflect the requested change.

19.	Please refer to your assumptions that begin on page 2. Paragraphs H, I, J, K, L, M and N are impermissible assumptions that qualify your opinion. Please revise.

Response:	The supporting legal opinion has been revised to reflect the requested change.

20.	Please refer to page 5. Please omit the second sentence of the last paragraph that begins with “This opinion may be relied upon by you . . .” You may not limit reliance on the opinion.

Response:	The supporting legal opinion has been revised to reflect the requested change.

21.	Please refer to page 5. Please omit the second to last sentence of the last paragraph that begins with “The opinions that we express above are as of the date of this opinion only . . .” or refile the opinion dated the date of effectiveness.

Response:	The supporting legal opinion has been revised to reflect the requested change.

Exhibit 5.7

22.	Please refer to the first sentence of the second full paragraph on page 2. Delete the phrase “in our experience.”

Response:	The supporting legal opinion has been revised to reflect the requested change.

Exhibit 5.8

23.	Please refer to your assumptions on page 2. Paragraphs 1, 2 and 3 are impermissible assumptions that qualify your opinion. Please revise.

Response:	The supporting legal opinion has been revised to reflect the requested change and to clarify the scope of the opinion.

We hope that the foregoing has been responsive to the staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7821 or Jane D. Goldstein of Ropes & Gray LLP at (617) 951-7431.

Very truly yours,

/s/ William M. Shields
William M. Shields, Esq.

Attachments

cc:	Travis Reid
John J. Walker
Michael Politi, Esq.
Bryan Berndt
Jane D. Goldstein, Esq.